NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 37th annual general meeting (AGM) of the members of Dr. Reddy's Laboratories Limited (CIN: L85195TG1984PLC004507) will be held on Wednesday, July 28, 2021, at 9.00 am (IST) through Video Conferencing (VC) /Other Audio Visual Means (OAVM), to transact the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the financial statements (standalone and consolidated) of the company for the year ended March 31, 2021, together with the reports of the board of directors and auditors thereon.
2. To declare dividend on the equity shares for the financial year 2020-21.
3. To reappoint Mr. G V Prasad (DIN: 00057433), as a director, who retires by rotation, and being eligible offers himself for the reappointment.
4. To reappoint statutory auditors and fix their remuneration.

   "**RESOLVED THAT** pursuant to the provisions of Section 139, 142 and other applicable provisions, if any, of the Companies Act, 2013, along with the relevant Rules made thereunder, and based on the recommendations of the audit committee and board of directors of the company, M/s. S.R. Batliboi & Associates LLP, chartered accountants (firm registration no. 101049W/E300004), be and are hereby reappointed as statutory auditors of the company, to hold office for a second term of five consecutive years from the conclusion of the 37th AGM until the conclusion of the 42nd AGM, at such remuneration and out of pocket expenses, as may be decided by the board of directors of the company.

   RESOLVED FURTHER THAT the board of directors of the company be and are hereby authorized to decide and/or alter the terms and conditions of the appointment including the remuneration for subsequent financial years as it may deem fit."

SPECIAL BUSINESS:

5. **To ratify the remuneration payable to cost auditors, M/s. Sagar & Associates, cost accountants for the financial year ending March 31, 2022.**

   To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an ordinary resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013, and Companies (Cost Records and Audit) Rules, 2014, as amended from time to time, the members of the company ratify the remuneration of ₹ 700,000/- (Rupees seven lakhs only) plus out of pocket expenses, at actuals and applicable taxes, to M/s. Sagar & Associates, cost accountants (firm registration no. 000118), appointed by the board of directors of the company as cost auditors for the financial year ending March 31, 2022.

   RESOLVED FURTHER THAT the board of directors of the company be and are hereby authorized to do all such acts, matters, deeds and things as may be necessary to give effect to the above resolution."

NOTES:

1) The statement pursuant to Section 102(1) of the Companies Act, 2013 ("the Act"), and Rules made thereunder in respect of the special business set out in the notice, Secretarial Standard on General Meetings (SS-2), wherever applicable, and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("Listing Regulations") wherever applicable, is annexed hereto. The board of directors of the company at its meeting held on May 14, 2021, concluded that the special business under item number 5, is critical and considered unavoidable, and hence needs to be transacted at the 37th AGM of the company.
2) In view of the continuing COVID-19 pandemic, for maintaining social distancing norms and pursuant to General Circular nos. 14/2020, 17/2020, 20/2020, and 02/2021 dated April 8, 2020, April 13, 2020, May 5, 2020, and January 13, 2021, respectively, issued by the Ministry of Corporate Affairs (MCA) and Circular nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79 and SEBI/HO/CFD/CMD2/CIR/P/2021/11 dated May 12, 2020, and January 15, 2021, respectively issued by the Securities and Exchange Board of India (collectively referred to as "the Circulars"), companies are permitted to hold the AGM through VC/OAVM, without the physical presence of the members at a common venue. Accordingly, the 37th AGM of the company will be convened through VC/OAVM in compliance with the provisions of Act, and Rules made thereunder, Listing Regulations read with the Circulars. The deemed venue for the 37th AGM shall be the registered office of the company i.e. 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.
3) In line with the Circulars, the company is providing VC/OAVM facility to its members to attend the AGM. The facility for attending the AGM virtually will be made available for 1,000 members on a first come first served basis. This will not include large members (i.e. members with 2% or more shareholding), promoters, institutional investors, directors, key managerial personnel, the chairpersons of the audit committee, nomination, governance and compensation committee and stakeholders' relationship committee, auditors etc. who are allowed to attend the AGM without such restriction of first come first served basis.
4) The VC/OAVM facility for members to join the meeting, shall be kept open 30 minutes before the start of the AGM and shall be closed on expiry of 30 minutes after start of the AGM. Members can attend the AGM through VC/OAVM by following the instructions mentioned in this notice.
5) The facility for appointment of proxies by members is not available as the AGM will be held through VC/OAVM and physical attendance of the members is dispensed with pursuant to the Circulars. Hence, the proxy form and attendance slip are not annexed to this notice.
6) Corporate members whose authorized representatives are intending to attend the meeting are requested to send a certified copy of the board resolution authorizing such representative to attend the AGM through VC/OAVM, and cast their votes through e-voting. Such documents can be sent to drlscrutinizer@gmail.com.
7) Members attending the AGM through VC/OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Act.
8) The statutory registers maintained under the Act, including register of directors and key managerial personnel and their shareholding, the register of contracts or arrangements in which directors are interested and all other documents referred to in the notice will be available for inspection in electronic mode. Members who wish to inspect such documents are requested to write to the company by sending an e-mail to shares@drreddys.com.
9) In accordance with the Circulars, the notice of the 37th AGM along with the annual report for the financial year 2020-21 has been sent

only through electronic mode to the members who have registered their e-mail addresses with the company/depository participants. Members may note that the notice of the 37th AGM and the annual report are also available on the company's website, www.drreddys.com, website of National Securities Depository Limited (NSDL) (www.evoting.nsdl.com) and on the website of Stock Exchanges (www.bseindia.com) and (www.nseindia.com).

10) In accordance with the Circulars, no physical copy of the notice of the 37th AGM and the annual report for the financial year 2020-21 has been sent to members who have not registered their e-mail addresses with the company/depository participants. The members will be entitled to a physical copy of the annual report for the financial year 2020-21 free of cost, upon sending a request to the company secretary at 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034.

11) In accordance with the Circulars, members who have not registered their e-mail address may register their e-mail address on www.drreddys.com/investors/investor-services/shareholder-information or with their depository participant or send their consent at shares@drreddys.com along with their folio no./DP ID client ID and valid e-mail address for registration.

12) Pursuant to Section 108 of the Act, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended from time to time, Regulation 44 of the Listing Regulations and the Circulars, the company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this notice. The detailed instructions for e-voting and attending the AGM through VC/OAVM are given as a separate attachment to this notice.

13) Members, desiring any information relating to the financials from the management or the statutory auditors, are requested to write to the company at shares@drreddys.com at an early date.

14) A certificate from the auditors of the company certifying that the company's 'Dr. Reddy's Employees Stock Option Scheme, 2002', 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007', and 'Dr. Reddy's Employees Stock Option Scheme, 2018', are being implemented in accordance with the SEBI Regulations and the resolutions passed by the members, is required to be placed at the AGM. Such certificate will be available for inspection by the members in electronic mode before and during the AGM. Members who wish to inspect the certificate are requested to write to the company by sending e-mail to shares@drreddys.com.

15) Members are requested to immediately intimate, any change in their address to their depository participants with whom they are maintaining their demat accounts. If the shares are held in physical form, change in address has to be intimated to the company's registrar and transfer agent (RTA), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, e-mail ID: bsshyd@bigshareonline.com.

16) SEBI has mandated the submission of permanent account number (PAN) by every participant in the securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participants with whom they are maintaining their demat accounts. Members holding shares in physical form should submit their PAN to the company or its RTA.

17) The register of members and share transfer books of the company will remain closed from Tuesday, July 13, 2021 to Thursday, July 15, 2021 (both days inclusive).

18) The board of directors of the company at its meeting held on May 14, 2021, have recommended a dividend of ₹ 25/- per equity share of face value of ₹ 5/- each as dividend for the financial year 2020-21. Dividend, if declared, at the 37th AGM, will be paid on or after August 2, 2021, subject to deduction of tax at source, to those members whose names appear on the register of members of the company as of end of Monday, July 12, 2021.

19) In terms of Schedule I of the Listing Regulations, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/RECS (Regional ECS)/NECS (National ECS), direct credit, real time gross settlement, national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

Accordingly, members holding securities in demat mode are requested to update their bank details with their depository participants. Members holding securities in physical form should send a request to update their bank details, to the company's RTA.

20) In compliance with the Circulars, the company shall dispatch by post the dividend warrants/demand drafts to those members who have not registered their bank mandate with company.

21) Pursuant to the changes introduced in the Income Tax Act, 1961 ("the IT Act") as amended by the Finance Act, 2020, dividend income will be taxable in the hands of the members and the company is required to deduct tax at source (TDS) at the time of making the payment of dividend to members at the prescribed rates:

For resident members, taxes shall be deducted at source under Section 194 of the IT Act, as follows:

Valid PAN of member available with the company	10% or as notified by the Government of India
Members without PAN/invalid PAN available with the company*	20% or as notified by the Government of India
Member who has not filed returns of tax for FY2019 and FY2020 before the due date and aggregate of tax deducted at source is ₹ 50,000/- or more in each of these two years	20%**

** Individual member needs to ensure that his/her PAN is linked with Aadhar number, on or before June 30, 2021, else his/her PAN will be considered invalid.*

*** TDS rate is applicable for dividend paid on or after July 1, 2021.*

However, no tax shall be deducted on the dividend payable to a resident individual member, if the total dividend to be received by them during the financial year 2021-22 does not exceed ₹ 5,000/- and also in cases where members provide form 15G (applicable to any person other than HUF or a company or a firm)/form 15H (applicable to an individual who is 60 years and older) subject to conditions specified in the IT Act. Members may also submit any other document as prescribed under the IT Act, to claim a lower/nil withholding tax. PAN is mandatory for members providing form 15G/form 15H or any other documents as mentioned above. The formats of form 15G/form 15H are available on the website of our registrar and transfer agent (RTA) Bigshare Services Private Limited at www.bigshareonline.com.

For resident mutual funds and insurance company members:
In order to provide exemption from TDS on the dividend payable to a mutual fund specified under Clause (23D) of Section 10 of the IT Act, or an insurance company as specified in Section 194 of the IT Act, members should submit the below document along with exemption notification, if any, as per the relevant provisions of the IT Act:

a. Declaration by insurance company member qualifying as insurer as per Section 2(7A) of the Insurance Act, 1938.

b. Declaration by mutual fund member eligible for exemption under Section 10(23D) of the IT Act.

c. Declaration by Category I/II Alternate Investment Fund (AIF) registered with SEBI.

Declaration for exemption under Circular 18/2017 of the IT Act:
In case of any member whose income is subject to lower rate of TDS, or is exempt under the IT Act, such member is requested to submit the following documents as per the relevant provisions of the IT Act, duly signed by the authorized signatory:

a. Lower withholding tax certificate for the financial year 2021-22 if any, obtained from the Income Tax authorities.

b. In case the member has obtained tax exemption status under any provisions of the IT Act, the documentary evidence along with declaration for the same.

For non-resident members, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable Sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by Government of India on the amount of dividend payable. However, as per Section 90 of the IT Act, non-resident members may have an option to be governed by the provisions of the Double Tax Avoidance Agreement (DTAA) between India and the country of tax residence of the member, if they are more beneficial to them. In order to avail the benefits of DTAA, the non-resident members will have to provide the following:

- Self-attested tax residency certificate for the financial year 2021-22 obtained from the tax authorities of the country of which the member is a resident.
- Self-attested copy of PAN allotted by the Indian income tax authorities. In case of non-availability of PAN, information under sub-rule 2 of Rule 37BC to be submitted.
- Self-declaration in form 10F duly filled and signed.
- Self-declaration from non-resident member (format available on www.bigshareonline.com), primarily covering the following:
  a. Non-resident is and will continue to remain a tax resident of the country of residence during the financial year 2021-22;
  b. Non-resident is eligible to claim the benefit of respective tax treaty;
  c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;
  d. Non-resident receiving the dividend income is the beneficial owner of such income;
  e. Dividend income is not attributable/effectively connected to any permanent establishment or fixed base in India;
  f. In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and
  g. In case of a member being tax resident of Singapore, please furnish the letter issued by the competent authority or any other authority evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore DTAA.
- Any other documents as prescribed under the Act, for lower withholding tax if applicable, duly attested by the member.

The company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the company, of all the documents submitted by non-resident member.

Declaration by members under Rule 37BA(2) of the Income Tax Rules, 1962:
In order to enable the company to provide credit of tax deducted at source to beneficial members in whose hands dividend paid by company is assessable, members are requested to provide declaration in format as prescribed under Rule 37BA(2) of the Income Tax Rules, 1962.

Section 206AB of the IT Act:
Rate of TDS @10% under Section 194 of the IT Act, is subject to provisions of Section 206AB of IT Act; (effective from July 1, 2021), which introduces special provisions for TDS in respect of non-filers of income tax return. As provided in Section 206AB, tax is required to be deducted at higher of following rates in case of payments to specified persons:

- at twice the rate specified in the relevant provision of the IT Act; or
- at twice the rate or rates in force; or
- at the rate of 5%.

Where Sections 206AA and 206AB are applicable i.e. the specified person has not submitted the PAN as well as not filed the return, the tax shall be deducted at the higher of the two rates prescribed in these two sections.

The term 'specified person' is defined in sub-section (3) of Section 206AB as who satisfies the following conditions:

- A person who has not filed the income tax return for two previous years immediately prior to the previous year in which tax is required to be deducted, for which the time limit of filing of return of income under Section 139(1) of the IT Act, has expired; and
- The aggregate of TDS and TCS in his case is ₹ 50,000/- or more in each of these two previous years.

The non-resident who does not have the permanent establishment is excluded from the scope of a specified person.

While the company is awaiting the guidelines from the Government of India prescribing the mechanism to determine who fulfils the conditions of being a 'specified person'. Therefore, in order to comply with the provisions of the IT Act, and unless any mechanism is prescribed by the authorities in this regard, the company will proceed on the assumption that all members are in compliance with the provisions of Section 206AB of the IT Act. However, we request you to inform us well in advance and before the cut-off date if you are covered under the definition of 'specified person' as provided in Section 206AB of the IT Act. The company reserves its right to recover any demand raised subsequently on the company for not informing the company or providing wrong information about applicability of Section 206AB in your case.

A separate communication was sent to all the members through email on June 8, 2021, and newspaper publication dated June 15, 2021, in this regard. A copy of the said communication is also available on the website of the company.

In order to enable the company to determine and deduct appropriate TDS/withholding tax, the company shall consider the documents received from the members within the stipulated time as mentioned in the aforesaid communication.

For all members:
Members are requested to update tax residential status, permanent account number (PAN), registered email address, mobile numbers and other details with their depository participants, in case the shares are held in dematerialized form. In case a member is holding shares in physical mode, he/she is requested to furnish details to the company's registrar and share transfer agent.

The aforementioned documents for tax exemption can be downloaded from the website of the company's RTA - https://www.bigshareonline.com/Resources.aspx.

The company will arrange to e-mail a soft copy of TDS certificate at the members' registered e-mail ID in due course, post payment of the said final dividend/furnishing of TDS returns for the second quarter of financial year 2021-22 with the authorities.

All the documents submitted by the members will be verified by the company and the company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the IT Act.

Members may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/documents, option is available to the member to file the return of income as per the IT Act, and claim an appropriate refund, if eligible.

All communications/queries in this respect should be addressed to our RTA at their e-mail ID: drltaxexemption@bigshareonline.com.

Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Members should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

22) Pursuant to Section 72 of the Act, members are entitled to make a nomination in respect of shares held by them. Members desirous of making a nomination, are requested to send their requests in form no. SH-13, to the RTA of the company. Further, members desirous of cancelling/varying nomination are requested to send their requests in form no. SH-14, to the RTA of the company. These forms will be made available on request.

23) In terms of Regulation 40(1) of SEBI Listing Regulations, as amended from time to time, members may please note that shares can be transferred only in dematerialized form with effect from April 1, 2019, except in case of request received for transmission or transposition of shares. Further, SEBI has fixed March 31, 2021 as the cut-off date for re-lodgement of transfer deeds and the shares that are re-lodged for transfer shall be issued only in demat mode. Although, the members can continue to hold shares in physical form, they are requested to consider dematerializing the shares held by them in the company, for their own benefit.

24) Your company is pleased to provide the facility of live webcast of proceedings of AGM. Members who are entitled to participate in the AGM can view the live proceedings of AGM by logging on the NSDL e-voting system at www.evoting.nsdl.com using their secure login credentials. Members are encouraged to use this facility for the live webcast. The webcast facility will be available from 9.00 am (IST) onwards on July 28, 2021.

25) Since the AGM will be held through VC/OAVM, the route map is not annexed in this notice.

By order of the board

Place: Hyderabad
Date: May 14, 2021

Sandeep Poddar
Company Secretary

ANNEXURE TO NOTICE OF AGM

Statement pursuant to Section 102(1) of the Companies Act, 2013 ("the Act"), and Rules made thereunder in respect of the special business set out in the notice, Secretarial Standard on General Meetings (SS-2), wherever applicable, and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as and wherever applicable.

ITEM NO. 3

Mr. G V Prasad (aged 60 years, DIN: 00057433) holds a bachelor's degree in chemical engineering from Illinois Institute of Technology, Chicago in the USA, and an M.S. in Industrial Administration from Purdue University, Indiana in the USA.

Mr. Prasad is a member of the company's board since 1986 and serves as co-chairman and managing director of the company.

He leads the core team that drives the growth and performance at Dr. Reddy's. He has played a key role in the evolution of Dr. Reddy's from a mid-sized pharmaceutical company into a globally respected pharmaceutical major especially in developed markets. He is also passionate about sustainable manufacturing and business practices. He is widely credited as the architect of Dr. Reddy's successful Global Generics (GG) and Active Pharmaceutical Ingredients (API) strategies, as well as the company's foray into biosimilars, proprietary products, differentiated formulations and the company's sustainability initiatives including the adoption of green technologies and processes.

Mr. Prasad was listed among the Top 50 CEOs that India ever had by Outlook magazine in 2017 and was recognized as one of the Top Five Most Valuable CEOs of India by Business World in 2016. He was also listed in the prestigious 'Medicine Maker 2020 and 2021 Power List' of the most inspirational professionals shaping the future of drug development and under the category of "Small Molecules" for his remarkable work and contribution to pharmaceutical industry. He has also been named India Business Leader of the year by CNBC Asia in 2015, Regional Honoree for the 2020 YPO Global Impact Award, received the V. Krishnamurthy Award for Excellence by the Centre for Organizational Development in 2019, and was designated The Boundary Breaker at the CEO Awards in 2018.

Prior to May 2014, Mr. Prasad held titles of chairman and chief executive officer. He was reappointed as a whole-time director designated as co-chairman and managing director of the company at the 36th AGM held on July 30, 2020, for a period of five years commencing January 30, 2021, to January 29, 2026, liable to retire by rotation. He retires by rotation at the 37th AGM of the company and, being eligible, offers himself for the reappointment.

The company has received an intimation in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Prasad to the effect that he is not disqualified in accordance with Section 164(2) of the Act, and a declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority.

Mr. Prasad has attended all meetings of the board held during FY2021. He does not hold any equity shares in the company as on March 31, 2021.

Mr. Prasad is also a director on the boards of: Greenpark Hotels and Resorts Limited, Stamlo Industries Limited, Dr. Reddy's Holdings Limited, Dr. Reddy's Trust Services Private Limited, Dr. Reddy's Institute of Life Sciences, International Foundation for Research and Education, Indian School of Business in India, and company's wholly-owned subsidiaries – Aurigene Discovery Technologies Limited and Idea2Enterprises (India) Private Limited in India; Aurigene Discovery Technologies Inc., Dr. Reddy's Laboratories, Inc., and Promius Pharma LLC in USA.

He is a member of the corporate social responsibility committee, stakeholders' relationship committee and banking and authorizations committee of the company and a member of the nomination and remuneration committee and the corporate social responsibility committee of Aurigene Discovery Technologies Limited, a wholly-owned subsidiary.

Except Mr. G V Prasad, Mr. K Satish Reddy and their relatives, none of the other directors or key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 3 of the notice. Mr. G V Prasad and Mr. K Satish Reddy are not 'relative' as defined under the Act.

The board recommends the resolution set forth in item no. 3 of the notice for approval of the members.

ITEM NO. 4

M/s. S.R. Batliboi & Associates LLP, chartered accountants (firm registration no. 101049W/E300004) were appointed as statutory auditors of the company at the 32nd AGM held on July 27, 2016, for a period of five years commencing from the conclusion of 32nd AGM till the conclusion of the 37th AGM, subject to ratification by members every year. However, MCA vide its notification dated May 7, 2018, has omitted the requirement under the first proviso to Section 139 of the Act, and Rule 3(7) of the Companies (Audit and Auditors) Rules, 2014, regarding ratification of appointment of statutory auditors by members at every subsequent AGM.

Consequently, M/s. S.R. Batliboi & Associates LLP, chartered accountants, will complete their first term of five consecutive years as the statutory auditors of the company at the conclusion of the 37th AGM of the company.

Pursuant to Section 139(2) of the Act, the company can appoint an auditors firm for a second term of five consecutive years. Accordingly, M/s. S.R. Batliboi & Associates LLP, chartered accountants, are proposed to be reappointed as statutory auditors of the company for a second term of five consecutive years commencing from the conclusion of 37th AGM till the conclusion of the 42nd AGM.

M/s. S.R. Batliboi & Associates LLP, have consented to the said reappointment, and confirmed that their reappointment, if made, would be within the limits specified under Section 141(3)(g) of the Act. They have further confirmed that they are not disqualified to be reappointed as statutory auditor in terms of the provisions of the Sections 139(1), 141(2) and 141(3) of the Act, and the provisions of the Companies (Audit and Auditors) Rules, 2014, as amended from time to time. The proposed remuneration to be paid to M/s. S.R. Batliboi & Associates LLP, chartered accountants, for the financial year 2021-22 is ₹ 1.69 crores.

None of the directors/key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise in the resolution set out at item no. 4 of the notice.

The board, on the recommendation of the audit committee, recommends the resolution set forth in item no. 4 of the notice for approval of the members.

ITEM NO. 5

The board, on the recommendation of the audit committee, has approved the reappointment of M/s. Sagar & Associates, cost accountants, as cost auditors at a remuneration of ₹ 700,000/- (Rupees seven Lakhs) per annum plus out of pocket expenses, at actuals and applicable taxes, to conduct the audit of the cost records of the company for the financial year ending March 31, 2022.

In accordance with the provisions of the Section 148 of the Act, read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the cost auditors has to be ratified by the members of the company.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no. 5 of the notice for ratification of the remuneration payable to the cost auditors for the financial year ending March 31, 2022.

None of the directors, key managerial personnel and their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The board recommends the resolution set forth in item no. 5 of the notice for approval of the members.

By order of the board

Place: Hyderabad
Date: May 14, 2021

Sandeep Poddar
Company Secretary

INSTRUCTIONS FOR E-VOTING

Dear Members,

In compliance with Regulation 44 of the Listing Regulations, SEBI circular no. SEBI/HO/CFD/CMD/CIR/P/2020/242 dated December 9, 2020, Sections 108, 110 and other applicable provisions of the Act, read with the relevant Rules thereunder, the company is pleased to provide remote e-voting facility to members to cast their vote on all resolutions set forth in the notice convening the 37th AGM to be held on Wednesday, July 28, 2021, at 9.00 am (IST). The company has engaged the services of NSDL for the purpose of providing remote e-voting facility to its members.

The remote e-voting facility is available at the following link: www.evoting.nsdl.com. The e-voting event number (EVEN) and period of remote e-voting are set out below:

EVEN	Commencement of remote e-voting	End of remote e-voting
116146	Saturday, July 24, 2021, at 9.00 am (IST)	Tuesday, July 27, 2021, at 5.00 pm (IST)

Please read the instructions printed below before exercising your vote. The details and instructions for e-voting and participation at the AGM through VC/OAVM form an integral part of this notice of the AGM to be held on July 28, 2021.

Procedure to vote electronically using NSDL e-voting system

The way to vote electronically on NSDL e-voting system consists of "Two Steps" which are mentioned below:

Step 1: Access to the NSDL e-voting system.

Step 2: Cast your vote electronically and join 'General Meeting' on the NSDL e-voting system.

Step 1: Access to NSDL e-voting system

A) **Login method for e-voting and joining virtual meeting for individual members holding securities in demat mode.**

Pursuant to SEBI circular no. SEBI/HO/CFD/CMD/CIR/P/2020/242 dated December 9, 2020 on "e-voting facility provided by listed companies", e-voting process has been enabled to all the individual demat account holders, by way of single login credential, through their demat accounts/websites of depositories/DPs in order to increase the efficiency of the voting process. Individual demat account holders would be able to cast their vote without having to register again with the e-voting service provider (ESP) thereby not only facilitating seamless authentication but also ease and convenience of participating in e-voting process. Members are advised to update their mobile number and e-mail ID in their demat accounts in order to access e-voting facility.

Login method for individual members holding securities in demat mode is given below:

Type of members	Login method
Individual members holding securities in demat mode with NSDL.	**A. NSDL IDeAS facility** **If you are already registered, follow the below steps:** 1. Visit the e-services website of NSDL. Open web browser by typing the following URL: https://eservices.nsdl.com/ either on a personal computer or on a mobile. 2. Once the home page of e-services is launched, click on the "**Beneficial Owner**" icon under "Login" which is available under "**IDeAS**" section. 3. A new screen will open. You will have to enter your User ID and Password. After successful authentication, you will be able to see e-voting services. 4. Click on "Access to e-voting" under e-voting services and you will be able to see e-voting page. 5. Click on options available against company name or e-voting service provider - NSDL and you will be re-directed to NSDL e-voting website for casting your vote during the remote e-voting period or joining virtual meeting and voting during the meeting. **If you are not registered, follow the below steps:** 1. Option to register is available at https://eservices.nsdl.com. 2. Select "**Register Online for IDeAS**" portal or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp 3. Please follow steps given in points 1-5 above. **B. E-voting website of NSDL.** 1. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or on a mobile. 2. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. 3. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number held with NSDL), Password/OTP and a verification code as shown on the screen. 4. After successful authentication, you will be redirected to NSDL depository site wherein you can see e-voting page. Click on options available against company name or e-voting service provider - NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual meeting and voting during the meeting.
Individual members holding securities in demat mode with CDSL	1. Existing users who have opted for Easi/Easiest, they can login through their User ID and Password. Option will be made available to reach e-voting page without any further authentication. The URL for users to login to Easi/Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on New System Myeasi. 2. After successful login of Easi/Easiest the user will be also able to see the e-voting menu. The menu will have links of e-voting service provider i.e. NSDL. Click on NSDL to cast your vote. 3. If the user is not registered for Easi/Easiest, option to register is available at the link given here: https://web.cdslindia.com/myeasi/Registration/EasiRegistration

Type of members	Login method
	4. Alternatively, the user can directly access the e-voting page by providing demat account number and PAN no. from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered mobile and e-mail as recorded in the demat account. After successful authentication, user will be provided links for the respective ESP i.e. NSDL where e-voting is in progress.
Individual members (holding securities in demat mode) login through their depository participants	1. You can also login using the login credentials of your demat account through your depository participant registered with NSDL/CDSL for e-voting facility. 2. Once logged in, you will be able to see the e-voting option. Once you click on the e-voting option, you will be redirected to the NSDL/CDSL depository site after successful authentication, wherein you can see e-voting feature. 3. Click on options available against company name or e-voting service provider-NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual meeting and voting during the meeting.

Important note: Members who are unable to retrieve User ID/Password are advised to use forget User ID and forget Password option available at respective websites.

Helpdesk for individual members holding securities in demat mode for any technical issues related to login through depository i.e. NSDL and CDSL.

Login type	Helpdesk details
Individual members holding securities in demat mode with NSDL	Please contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 1800 1020 990 and 1800 22 44 30
Individual members holding securities in demat mode with CDSL	Please contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at 022-23058738 or 022-23058542/43

B) Login method for e-voting and joining virtual meeting for members other than individual members holding securities in demat mode and members holding securities in physical mode.

How to login to the NSDL e-voting website?

1. Visit the e-voting website of NSDL. Open a web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or on a mobile.
2. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section.
3. A new screen will open. You will have to enter your User ID, your Password/OTP and a verification code as shown on the screen.

   Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can login to https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For members who hold shares in a demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID. For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b) For members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID. For example if your Beneficiary ID is 12************** then your User ID is 12**************
c) For members holding shares in physical form.	EVEN number followed by folio no. registered with the company. For example if folio no. is 001*** and EVEN is 123456 then User ID is 123456001***

5. Password details for members other than individual members are given below:
   a. If you are already registered for e-voting, then you can use your existing password to login and cast your vote.
   b. If you are using the NSDL e-voting system for the first time, you will need to retrieve the 'initial password'. Details of 'initial password' is given in point c. Once you retrieve your 'initial password', you need to enter the 'initial password' and the system will force you to change your password.
   c. How to retrieve your 'initial password'?
      I. If your e-mail ID is registered in your demat account or with the company, your 'initial password' is communicated to you on your e-mail ID. Trace the e-mail sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file.

ii. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio no. for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.

iii. If your e-mail ID is not registered, please follow steps mentioned below in "process for those members whose e-mail IDs are not registered".

6. If you are unable to retrieve or have not received the "initial password" or have forgotten your password:

   a. Click on "Forgot User Details/Password?"(If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

   b. Physical User Reset Password? (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

   c. If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio no., your PAN, your name and your registered address etc.

   d. Members can also use the OTP (One Time Password) based login for casting the votes on the e-voting system of NSDL.

7. After entering your password, tick on agree to "Terms and Conditions" by selecting on the check box.

8. Now, you will have to click on the "Login" button.

9. After you click on the "Login" button, home page of e-voting will open.

Step 2: How to cast your vote electronically on the NSDL e-voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle and general meeting is in active status.

2. Select "EVEN" of Dr. Reddy's Laboratories Limited to cast your vote during the remote e-voting period/during the general meeting. For joining a virtual meeting, you need to click on "VC/OAVM" link placed under "Join General Meeting".

3. Now you are ready for e-voting as the voting page opens.

4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.

5. Upon confirmation, the message "Vote cast successfully" will be displayed.

6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Process for those members whose e-mail IDs are not registered with the depositories/company for procuring User ID and Password and registration of e-mail IDs for e-voting for the resolutions set out in this notice:

a) In case shares are held in physical mode please provide folio no., name of member, scanned copy of the share certificate (front and back), PAN (self attested scanned copy of PAN card), Aadhar (self attested scanned copy of Aadhar card) by e-mail to shares@drreddys.com or bsshyd@bigshareonline.com

b) In case shares are held in demat mode, please provide DP ID & Client ID (16 digit DP ID & Client ID or 16 digit beneficiary ID), name, client master or copy of consolidated account statement, PAN (self attested scanned copy of PAN card), Aadhar (self attested scanned copy of Aadhar card) to (company e-mail ID at shares@drreddys.com). If you are an individual member holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. login method for e-voting and joining virtual meeting for individual members holding securities in demat mode.

c) Alternatively members may send a request to evoting@nsdl.co.in for procuring User ID and Password for e-voting by providing above mentioned documents.

d) In terms of SEBI circular dated December 9, 2020 on e-voting facility provided by listed companies, individual members holding securities in demat mode are allowed to vote through their demat account maintained with depositories and depository participants. Members are required to update their mobile number and e-mail ID correctly in their demat account in order to access e-voting facility.

General instructions

a) The remote e-voting period commences on Saturday, July 24, 2021, (9.00 am IST) and ends on Tuesday, July 27, 2021, (5.00 pm IST). During this period, members of the company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Tuesday, July 20, 2021, may cast their votes electronically. The remote e-voting module shall be disabled by NSDL for voting hereafter. Once the vote on a resolution is cast by the member, the member shall not be allowed to change it subsequently or cast the vote again.

b) Any person, who acquires shares of the company and becomes a member of the company after dispatch of the notice of AGM and holds shares as on the cut-off date i.e. Tuesday, July 20, 2021, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for casting your vote. If you forget your password, you can reset the password by using 'forgot User details/Password?' or 'physical user reset password?' option available on www.evoting.nsdl.com or contact NSDL at the following toll free nos.: 1800-1020-990/1800-224-430.

c) The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

d) The facility for voting through electronic voting system shall be made available during the AGM and only those members, who will be present in the AGM through VC/OAVM facility and have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system in the AGM.

e) The voting rights of members shall be in proportion to the shares held by them, of the paid-up equity share capital of the company as on the cut-off date of Tuesday, July 20, 2021.

f) Mr. G Raghu Babu, partner of M/s. R & A Associates, practicing company secretary, Hyderabad (membership no. 4448 & certificate of practice no. 2820) has been appointed by the board as the scrutinizer to scrutinize the voting through electronic means during AGM and remote e-voting process in a fair and transparent manner.

g) At the AGM, at the end of discussion on the resolutions on which voting is to be held, the chairman shall, with the assistance of scrutinizer, order voting through electronic means for all those members who are present at the AGM through VC/OAVM but have not cast their votes electronically using the remote e-voting facility.

h) Immediately after the conclusion of voting at the AGM, the scrutinizer shall first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the company. The scrutinizer shall prepare a consolidated scrutinizer's report of the total votes cast in favor or against, if any, not later than forty eight hours after the conclusion of the AGM. This report shall be made to the chairman or any other person authorized by the chairman, who shall declare the result of the voting forthwith.

i) The voting results declared along with the scrutinizer's report shall be placed on the company's website www.drreddys.com and the website of NSDL immediately after the declaration of the result by the chairman or a person authorized by the chairman. The results shall also be immediately forwarded to the BSE Limited, National Stock Exchange of India Limited, the New York Stock Exchange Inc., and NSE IFSC Limited.

j) Institutional members (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG format) of the relevant board resolution/authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the scrutinizer by e-mail to drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

k) It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot User Details/Password?' or 'Physical User Reset Password?' option available on www.evoting.nsdl.com to reset the password.

l) In case of any queries, you may refer to the frequently asked questions (FAQs) and e-voting user manual, available at downloads section of www.evoting.nsdl.com or call on toll free nos.: 1800-1020-990/1800-224-430. You can also refer your queries to NSDL through e-mail ID: evoting@nsdl.co.in.

INSTRUCTIONS FOR MEMBERS ATTENDING THE AGM THROUGH VC/OAVM ARE AS UNDER:

1. Members will be provided with a facility to attend the AGM through VC/OAVM through the NSDL e-voting system. Members may access by following the steps mentioned above for access to NSDL e-voting system. After successful login, you can see link of "VC/OAVM link" placed under "Join General meeting" menu against company name. You are requested to click on VC/OAVM link placed under Join General Meeting menu. The link for VC/OAVM will be available in Shareholder/Member login where the EVEN of company will be displayed. Please note that the members who do not have the User ID and Password for e-voting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in this notice to avoid last minute rush.
2. Members are encouraged to join the meeting through laptops instead of mobiles for better experience.
3. Further members will be required to allow camera usage on their systems and use a good speed internet to avoid any disturbance during the meeting.
4. Please note that participants connecting through mobile devices or tablets or laptop, via mobile hotspot may experience audio/video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN connection to mitigate any kind of aforesaid glitches.
5. Members who would like to express their views/ask questions during the meeting need to register themselves as a speaker by sending their request mentioning their name, demat account number/folio no., e-mail ID and mobile number at shares@drreddys.com on or before July 24, 2021, (6:00 pm IST).
6. Those members who have registered themselves as speakers in advance will only be allowed to express their views/ask questions during the meeting.
7. The company reserves the right to limit the number of speakers depending on the availability of time at the AGM.
8. In case any assistance is needed, members may contact:
   a. Mr. Amit Vishal, Senior Manager, NSDL at amitv@nsdl.co.in or at telephone number: 022-24994360.
   b. Ms. Pallavi Mhatre, Manager, NSDL at pallavid@nsdl.co.in or at telephone number: 022-24994545.
   c. NSDL at evoting@nsdl.co.in or at toll free nos.: 1800-1020-990/1800-224-430.

By order of the board

Place: Hyderabad
Date: May 14, 2021

Sandeep Poddar
Company Secretary